Exhibit 4.156

STABB GEOTHERMAL LEASE AGREEMENT – AMENDING AGREEMENT
The Crump Geyser Area, Lake County, Oregon

THIS AMENDING AGREEMENT (the “Amending Agreement”) is made and entered into

BETWEEN

Edward D. Stabb, Trustee and JoAnn C. Stabb, Trustee of the 1988 Stabb Living Trust dated 2-5-88
145 Lakewood Road
Walnut Creek, CA 94598

(“Landowner”);

AND

NGP (CRUMP I), a Nevada Corporation
C/O Suite 900 – 409 Granville Street
Vancouver, BC V6C 1T2

(“Lessee”).

A             Effective August 1, 2005, the Landowner entered into the Stabb Geothermal Lease Agreement with Noramex Corp. as lessee (whose name was subsequently changed to Nevada Geothermal Power Company) (the “Original Lease Agreement”);

B.              Effective June 10, 2010, Nevada Geothermal Power Company assigned all of its right, title and interest in the Original Lease Agreement to NGP (Crump I) and the Landowner consented to such assignment in accordance with the terms of the Original Lease Agreement. As a result of such assignment, NGP (Crump I) is the Lessee under the Original Lease Agreement;

C.              The Lessee wishes to amend the terms of the Original Lease Agreement, and Landowner is willing to agree to such amendment, all as set out herein.

NOW, THEREFORE, IN CONSIDERATION OF THEIR MUTUAL PROMISES, THE PARTIES AGREE AS FOLLOWS:

1.	Section 2.4 (Water Rights) of the Original Lease Agreement is deleted in its entirety and replaced with the following:

"2.4	Water Rights

Lessee shall not drill or operate any water well or take water in such a way as to injure Landowner’s water wells, ponds, or reservoirs or to interfere with or restrict the supply of water to Landowner or its tenants for any use, including agricultural, domestic, livestock or mining. Subject to the regulations of the State of Oregon, and Landowner’s right to protest concerning the appropriation and taking of water, Lessee shall have the right to appropriate and use water, to drill wells for the water on the Property and to lay and maintain all necessary water lines as may be required by Lessee in its operations on the Property. If

Lessee acquires or files any application for appropriation or any permit, it shall cause each such application and permit to be taken jointly in the names of Landowner and Lessee.

2.4.1	Wells Proposed for Abandonment.

If Lessee elects to permanently abandon any well drilled by Lessee on the Property, Lessee shall first provide Landowner with notice of the proposed abandonment, a reasonable opportunity to review the associated well log, water right of use and pumping files, inspect and/or test the well. Within a reasonable time thereafter (but not more than 30 days after the Lessee notifies Landowner of its intent to abandon such well), Landowner shall have the option of requiring Lessee to assign, convey and transfer any interest Lessee has in such well and any associated water rights of use to Landowner, provided that any such assignment shall not reduce the water rights of the Lessee. Any well acquired by Landowner pursuant to this Section shall be acquired as is. Lessee agrees to assign, transfer or convey any right, title or interest in the well without payment by Landowner. Upon acquisition, Landowner agrees to assume all obligations, legal or otherwise, arising from ownership of the well (including, without limitation, satisfying all applicable legal requirements with respect to the ownership, operation and abandonment of the well, including replacing any bonds or other security provided to any applicable governmental agency to support the Lessee’s abandonment obligations with respect to such well), and to indemnify and hold Lessee harmless from and against all such obligations, claims and liabilities arising therefrom. If Landowner fails to exercise its option for assignment, conveyance or transfer of a well pursuant to this Section 2.4.1 within a reasonable time (but not more than 30 days after the Lessee notifies Landowner of its intent to abandon such well), Landowner will agree to the abandonment and Lessee shall plug such well at the bottom of the surface casing according to the requirements of all applicable Governmental Regulations in order to prevent contamination of freshwater bearing formations.

2.4.2	Nonproductive Water-bearing Wells

If Lessee drills a water-bearing well which does not contain Geothermal Resources and elects to abandon such well, Lessee shall provide Landowner with notice of a proposed abandonment, a reasonable opportunity to review the associated well log, water right of use, pumping files, inspect and/or test the well. Within a reasonable time thereafter, (but not more than 30 days after the Lessee notifies Landowner of its intent to abandon such well) Landowner shall have the option of requiring Lessee to assign, convey and transfer such well and any associated water rights of use to Landowner, provided that any such assignment shall not reduce the water rights of the Lessee. Any well acquired by Landowner pursuant to this Section is acquired as is. Lessee agrees to assign, transfer or convey any right, title or interest in the well without payment by Landowner. Upon acquisition, Landowner agrees to assume all obligations, legal or otherwise, arising from ownership of the well (including, without limitation, satisfying all applicable legal requirements with respect to the ownership, operation and abandonment of the well, including replacing any bonds or other security provided to any applicable governmental agency to support the Lessee’s abandonment obligations with respect to such well), and to indemnify and hold Lessee harmless from and against all such obligations, claims and liabilities arising therefrom. If Landowner fails to exercise its option for assignment, conveyance or transfer of a well pursuant to this Section 2.4.2 within a reasonable time (but not more than 30 days after the Lessee notifies Landowner of its intent to abandon such well), Landowner will agree to the abandonment and Lessee shall plug such well at the bottom of the surface casing according to the requirements of all applicable Governmental Regulations in order to prevent contamination of freshwater bearing formations.

2.4.3	Assignment of water rights of use

On termination of this Agreement, Lessee shall assign and convey to Landowner at no cost to Landowner all permits and water rights appurtenant to the Property which are acquired by Lessee during the term of this Agreement. Any permits and water rights acquired by Landowner pursuant to this Section are acquired as is. Lessee agrees to assign, transfer or convey any right, title or interest in the permits and water rights without cost to Landowner. Upon acquisition, Landowner agrees to assume all obligations, legal or otherwise, arising from ownership of the permits and water rights, and to indemnify and hold Lessee harmless from and against all such obligations, claims and liabilities arising therefrom.

2.4.4	Confidentiality

Landowner agrees that all information and data provided to Landowner by Lessee during the term of this Agreement with respect to any wells or water rights, including without limitation, temperature or pressure data, shall be maintained by Landowner as confidential information pursuant to Section 24 below.

2.4.5	Lessee Liability

Lessee shall not be liable to Landowner for any damages to Landowner’s water wells, ponds or reservoirs, unless such damage is caused by Lessee’s negligence or misconduct."

2.	Section 2.5(b) (Landowner’s Reservation of Interest and Rights) of the Original Lease Agreement is deleted in its entirety and replaced with the following:

(b)

“their entering into a non-disturbance agreement with the Landowner and the Lessee in respect of their use of such part of the Property that may conflict with Lessee’s rights hereunder, such agreement to contain a covenant that their activities shall not unreasonably interfere with the Lessee’s rights under this Agreement to explore, develop, use or extract the Geothermal Resources on the Property, or to conduct any other activity on the Property authorized by this Agreement, which agreement shall be satisfactory to the Lessee in its reasonable discretion. No agreement provided for in this subsection will be construed to diminish the Landowner’s entitlements expressed in Section 2.6.”

3.	Section 2.6 (Livestock and Agricultural Production) of the Original Lease Agreement is amended by deleting the first sentence of Section 2.6 and replacing it with the following two sentences:

“Lessee acknowledges that Landowner or a lessee or licensee of Landowner will graze livestock, grow agricultural products (grain, alfalfa, hay, etc.) and conduct agricultural operations on the Property. Lessee shall have the duty and right to construct and erect reasonable fencing necessary to guard Lessee’s facilities, improvements, and operations from the Landowner’s (or its lessee’s or licensee’s) livestock and agricultural operations.”

4.	The Original Lease Agreement is amended by adding the following new Section 2.7:

“2.7	Hunting on Property

“Lessee acknowledges that hunting and the harvest of game on the Property for purposes of subsistence, recreation, and pursuant to a lessor’s lease is a continuing and permitted activity on the Property. Lessee acknowledges that its rights to the Property under this Agreement are non-exclusive and Landowner remains entitled to grants rights of entry to third parties, including commercial outfitters, for hunting purposes on the Property. Landowner and Lessee mutually agree to negotiate in good faith to resolve any conflicts arising from use of the Property for hunting and harvest of game by the Landowner or Landowner’s licensees.”

5.	Section 3 (Term) of the Original Lease Agreement is deleted in its entirety and replaced with the following:

“3.	TERM

The initial term of this Agreement shall commence on the Effective Date and shall expire ten (10) years after the Effective Date, unless this Agreement is sooner terminated, cancelled or extended. Landowner grants to Lessee the option to extend the term of this Agreement in each of the following circumstances:

(a)

for two (2) additional extension terms of five (5) years each on the express condition that the Lessee is actively conducting exploration and development activities on the Property at the expiration of the term immediately preceding the proposed extension term. If Lessee elects to extend the term of this Agreement, Lessee shall notify the Landowner in writing no less than thirty (30) days before the expiration of the term immediately preceding the proposed extension term advising Landowner of its activity and need for a further extension; and

(b)

for an unlimited number of additional extension terms of ten (10) years each on the express conditions that Geothermal Resources, or any of them, are being produced in commercial quantities in, on or from any portion of the Property or any lands that have been unitized or pooled with the Property pursuant to Section 9 of this Agreement; provided, however, that such production shall be deemed to be continuously occurring so long as such production does not cease in its entirety for more than twelve (12) consecutive months. If Lessee elects to extend the term of this Agreement pursuant to this Section

3(b), Lessee shall notify the Landowner in writing no less than thirty (30) days before the expiration of the term immediately preceding the proposed extension term advising Landowner of its continuous production of Geothermal Resources and intention to extend the term hereof (an “Extension Notice”); and

(c)

the failure of the Lessee to provide an Extension Notice shall not extinguish the Lessee’s rights under this Agreement unless the Landowner has provided written notice of expiration of the term to the Lessee, and the Lessee has failed to respond within ten (10) days from the date of such notice with an Extension Notice pursuant to Section 3(b).”

6.	Subsection 4.1.2 (Lease Years Two through Four and Subsequent Lease Years) of the Original Lease Agreement is deleted in its entirety and replaced with the following:

“4.1.2	Lease Years Two through Four and Subsequent Lease Years

Lessee shall pay rental payments to Landowner for each Lease Year, in advance, beginning on the first anniversary of the Effective Date and continuing with a 3% increase on each subsequent anniversary until the fourth anniversary.

If the term of this Agreement is extended beyond the fourth anniversary then beginning on the fourth anniversary, and on each subsequent anniversary, Lessee shall pay to Landowner the sum of $4.00 per acre for each acre which comprises the Property.

Rental payments shall be increased by 3% for each Lease Year beginning on the fifth anniversary, as reflected below.

The rental payments per acre comprising the Property on the pertinent dates shall be as follows:

First anniversary of Effective Date	$2.06 per acre
Second anniversary of Effective Date	$2.12 per acre
Third anniversary of Effective Date	$2.18 per acre
Fourth anniversary of Effective Date	$4.00 per acre
Fifth anniversary of Effective Date	$4.12 per acre
Sixth anniversary of Effective Date	$4.24 per acre
Seventh anniversary of Effective Date	$4.37 per acre
Eighth anniversary of Effective Date	$4.50 per acre
Ninth anniversary of Effective Date	$4.64 per acre
Tenth anniversary of Effective Date	$4.78 per acre

If the term of this Agreement is extended pursuant to Section 3 above, then the rental payments shall be $4.92 per acre commencing on the eleventh (11th) anniversary and shall increase at a rate of 3% per year on each subsequent anniversary until expiration or earlier termination of this Agreement.”

7.	The Original Lease Agreement is amended by adding the following new section 4.7:

“4.7	Land Restoration

Lessee agrees that upon the expiration or termination of this Agreement and consistent with Section 2.4 of this Agreement, Landowner may elect to retain improvements, facilities or equipment constructed or installed on the Property. If Landowner so elects, Landowner shall pay Lessee the salvage value of said improvements, facilities or equipment. Otherwise, Lessee shall, at its sole cost and expense, (a) plug and abandon any geothermal wells on the Property in accordance with applicable law, (b) remove from the surface of the Property any other equipment and facilities owned or installed by Lessee thereon, (c) level and fill in all sump holes and mud pits, and, to the extent that it utilized any portion or portions of the surface of the Property, re-contour such portion or portions as closely as reasonably practicable to the contour of the surface of the Property that existed as of the date immediately prior to the commencement of Lessee’s activities on such portion of the Property, (d) if applicable, re-seed such portion or portions of the Property with a seed reasonably satisfactory to Landowner, and (e) leave the surface of the Property free from debris; provided, however that with regard to any facilities installed by Lessee (other than wells) located beneath the surface of the Property, including footings and foundations, Lessee shall only be required to remove the same to a depth of six (6) feet below the surface of the Property. If Lessee fails to complete such restoration within twelve (12) months after such expiration or earlier termination of this Agreement, then Landowner may do so, in which case Lessee shall, within thirty (30) days after receipt of an invoice from Landowner, reimburse Landowner for its reasonable out-of-pocket costs of such restoration, less any salvage value received by Landowner, and if such amounts are not reimbursed by Lessee, Landowner shall have the right to draw upon or resort to the restoration and reclamation security provided by Lessee pursuant to Section 7.1.”

8.	Section 5 (Surface Lease) of the Original Lease Agreement is amended by inserting the following after the words “production and/or transmission facilities”:

“, including, without limitation any power plants and associated fence line, pipelines, well locations, transmission towers and new roads installed by the Lessee.”

9.	Section 5 (Surface Lease) of the Original Lease Agreement is amended by inserting the following sentence at the end of the paragraph:

“If the term of this Agreement is extended pursuant to Section 3 above, then commencing on the eleventh (11th) anniversary, the per acre lease values provided in this paragraph shall increase at a rate of 3% per year on each subsequent anniversary date until expiration or earlier termination of this Agreement.”

10.	Subsection 7.1 (Exploration and Development Program and Security) of the Original Lease Agreement is amended as follows:

(a) by inserting the following after the words “Landowner shall have the right to review and approve Lessee’s proposed security”:

“, except where such security is in a form and amount mandated by Governmental Regulations and Lessee has complied with such Governmental Regulations.”

(b) by inserting the following after “reclamation obligations”:

“and land restoration obligations set forth in Sections 2.4 and 4.7 hereof”

11.	Section 8.1 (Geothermal Practices) of the Original Lease Agreement is deleted in its entirety and replaced with the following:

“Lessee shall conduct its operations on the Property in accordance with "Prudent Industry Practices", which shall be defined as those practices, methods, equipment, specifications and standards of safety and performance, as the same may change from time to time, as are commonly used by independent electric generation geothermal energy projects in the Western United States of a type and size similar to the Project as good, safe and prudent engineering practices in connection with the operation, maintenance, repair and use of electrical and other equipment, facilities and improvements of such project, with commensurate standards of safety, performance, dependability, efficiency and economy. “Prudent Industry Practices” does not necessarily mean the best possible or any particular practice, method, equipment specification or standard in all cases, but is instead intended to encompass a broad range of acceptable practices, methods, equipment specifications and standards.”

12.	Subsection 12.1 (Real Property Taxes) of the Original Lease Agreement is amended by inserting at the end of the first sentence after the words “…during the term of this Agreement,” the following:

“, for greater certainty, the Landowner shall pay the property taxes based upon the annual current value of the Property, including any increase in value arising from the activities of the Landowner. If the Landowner shall fail to pay the taxes for which it is responsible hereunder when due, then, in addition to any other right or remedy it may have hereunder or otherwise, the Lessee may, but shall not be obligated to, pay such taxes; and any amount so paid by the Lessee shall be repaid by the Landowner within thirty (30) days after written demand therefor, together with interest thereon at the rate of nine percent (9%) per annum until the date paid. Further, the Lessee may elect to offset the amount of any Landowner taxes (and interest accrued on such amounts pursuant to this section) so paid by the Lessee against any amounts next payable by the Lessee to the Landowner under this Agreement.”

13.	Section 13.1 (Lessee’s Liability Insurance) of the Original Lease Agreement is deleted in its entirety and replaced with the following:

“The Lessee will maintain insurance for production well drilling and plant operations for control of fluids in an amount commensurate with (i) industry standards for similar facilities, and (ii) that in the exercise of good judgment would be expected to fulfill Lessee’s indemnification and restoration obligations as provided in this Lease.”

14.	Section 18 (Title) of the Original Lease Agreement is deleted in its entirety and replaced with the following:

“18.	TITLE

To the best of the Landowner’s knowledge, except as disclosed to the Lessee in writing or as a matter of public record, the Landowner is the legal and beneficial owner of and has good and marketable title to the Property, including the Surface of the Property and the Geothermal Resources, free and clear of any mortgage, lien, charge, encumbrance or any other interest visibly apparent on Landowner’s property. In the event that a material deficiency on the title of the Property is identified, the Landowner shall use its best efforts to assist the Lessee to cure such defect, and if such defect cannot be cured so that it does not or will not have an adverse effect on the Lessee’s use and occupancy of the Property and/or the Geothermal Resources as provided herein, then Lessee may terminate this Agreement and recover from Landowner any property payments that have been paid by the Lessee to the extent of the adverse effect. Unknown, unrecorded defects in title that are not visibly apparent to Landowner shall not be the basis of recovery against Landowner other than termination of this Agreement.”

15.	The Original Lease Agreement is amended by adding the following new sections:

“26.3	Assignment for Financing.

Without requiring further consent from the Landowner, the Lessee shall have the right to mortgage and encumber Lessee’s leasehold interest in the Property and/or the Geothermal Resources leased hereby and to assign Lessee’s right, title and interest in this Agreement as collateral security to one or more Lenders for Financing purposes. Any Lender’s Lien and all rights acquired by any Lender under this Section are subject to every covenant, condition, and restriction set forth in this Agreement and to all rights and interests of Landowner. No right or interest of Landowner is waived by reason of the right granted to Lessee under this section, except as expressly provided otherwise. Lessee shall provide prior written notice to Landowner of all assignments, mortgages or encumbrances of any kind created pursuant to this provision.

26.3.1	Lenders

As used in this Section, “Lender(s)” means any one or more of the following: any person or entity holding, directly or indirectly, through an agent or otherwise, a Lender's Lien on the Lessee's leasehold interest in the Property or the Lessee's facilities installed on or under the Property, including, but not limited to any commercial, national, or savings bank, savings and loan association, trust company or trustee, pension trust, grantor trust, corporation, limited liability company, foundation, financial institution, power purchaser or offtaker, insurance company, loan guarantor, collateral agent, governmental or quasi governmental agency providing loan guaranties or credit enhancement, any party providing loans, letters of credit or other Financing secured by a Lender's Lien, sale-leaseback parties and public or private equity or mezzanine lenders/investors.

26.3.2	Lender’s Lien

As used in this Section, “Lender's Lien” means any lien or encumbrance, including but not limited to a trust deed, mortgage, security agreement, capital lease, sale-leaseback instrumentation, pledge agreement or other lien or asset pledge created or granted by the Lessee that directly or indirectly benefits one or more Lenders.

26.3.3	Financing

As used in this Section, “Financing” means any loan, extension of credit, investment, letter of credit transaction, or other creation of any other contractual obligation of whatsoever nature in favor of a Lender.”

“26.4	Assignment to Affiliate

Without requiring any further consent from the Landowner and notwithstanding any provision of this Agreement to the contrary, the Lessee shall have the right to assign all or a portion of its right, title and interest in this Agreement (directly or indirectly and including any transaction or series of transactions that result in a change of control of the Lessee) to any party or entity that is an affiliate of the Lessee. The Landowner acknowledges and agrees that the Lessee shall have the right to assign its right, title and interest in this Agreement to Crump Geothermal Company LLC, a Delaware limited liability company, which is anticipated to be owned by Nevada Geothermal Power Inc. and Ormat Nevada Inc. or its affiliate. The Landowner further agrees that any party or entity which the Lessee controls, or which is controlled by or is under common control with Crump Geothermal Company LLC or its constituent owners, Nevada Geothermal Power Inc. and Ormat Nevada Inc., at the time of such assignment shall be deemed to be an affiliate of the Lessee for purposes of this Section 26.4. The Lessee shall provide written notice of any assignment of this Agreement to an affiliate pursuant to this Section 26.4 promptly after such assignment is consummated, and any assignee of the Lessee’s interest in this Agreement shall assume all of the Lessee’s obligations hereunder in writing as a condition precedent to the effectiveness of such assignment.”

“26.5	Construction Liens.

Lessee will not suffer or permit any construction liens to attach to the interest of Lessee in all or any part the Property by reason of any work, labor, services, or materials done for, or supplied to, or claimed to have been done for or supplied to, Lessee. If any such lien is filed against the Property, Lessee will cause the same to be discharged of record within sixty (60) days after the date of its filing by either payment, deposit, or bond. Landowner will have the right to post at all reasonable times any notices that Landowner is required to post for the protection of Landowner and of the Property from any such lien. Landowner’s right to post is not a condition precedent to enforcing this provision of the Lease. The foregoing may not be construed to diminish or vitiate any rights of Lessee in this Lease to construct, alter, or add to improvements. Nothing in this Lease may be deemed to be, or be construed in any way as constituting the consent or a request of Landowner for (i) the performance of any labor or the furnishing of any materials for any construction, rebuilding, alteration, or repair of or to the Property, or (ii) as giving Lessee any right, power, or authority to contract for or permit the rendering of any services or the furnishing of any materials that might in any way give rise to the right to file any lien against Landowner’s interest in the Property.”

“26.6	Further Assurances.

The Landowner and Lessee shall reasonably support and cooperate with one another in the conduct of their operations and the exercise of their rights hereunder. Landowner will reasonably support Lessee’s efforts to (i) obtain from any governmental authority or any other person or entity any environmental impact review, permit, entitlement, approval, authorization or other rights; or (ii) assign or otherwise transfer all or any part of or interest under this Agreement (subject to the terms of this Agreement) or obtain financing with respect to the Lessee’s geothermal operations or project(s), and the Landowner shall perform all such acts (including executing and delivering maps, instruments and documents within fifteen (15) days after receipt of a written request made from time to time by the Lessee) as the Lessee may reasonably specify to fully effectuate each and all of the purposes and intent of this Agreement.

The Lessee may from time to time request, and the Landowner shall: (a) enter into any reasonable amendment of this Agreement (1) to correct an error in this Agreement, (2) to update the legal description attached (3) to cause this Agreement to comply with all applicable laws; (b) execute and deliver to the Lessee any owner’s affidavit reasonably requested by any title company or attorney reviewing title to the Property; (c) enter into any reasonable consent and nondisturbance agreement with any Lender; (d) join in any reasonable grants for rights-of-way and easements for electric and other public utilities and facilities and any other electric power purpose (including any power transmission line) as the Lessee may deem necessary for its development and use of the Property; and (e) reasonably support requests for zoning changes or waivers, variances, land use permits and/or approval. Lessee agrees to pay the Landowner’s reasonable out of pocket expenses incurred by the Landowner in connection with the Landowner’s cooperation pursuant to the foregoing provisions of this Section 26.6.”

16.	The Original Lease Agreement continues in full force and effect, as amended hereby.

17.	Capitalized terms used but not otherwise defined herein have the meaning ascribed to them in the Original Lease Agreement.

18.

This Amending Agreement shall be construed and enforced in accordance with the laws of the State of Oregon. Any action or proceeding concerning the construction, or interpretation of the terms of this Amending Agreement or any claim or dispute between the parties shall be commenced and heard in the Lake County Circuit Court or the United States District Court of Oregon. The selection and designation of venue is a bargained for provision of this Amending Agreement and supported by adequate consideration. In the event any suit or action is instituted by either of the parties hereto as a result of a material default or breach of this Amending Agreement, then the prevailing party, whether on the trial or appellate level, shall be entitled to an award of reasonable attorney fees in addition to costs and disbursements incurred.

19.	This Amending Agreement shall be binding upon and enure to the benefit of the respective parties and their successors or assigns.

20.	The Lessee agrees to pay for the Landowner’s legal expenses with respect to this Amending Agreement.

21.	This Amending Agreement may be executed in any number of counterparts, each of which shall be deemed to be an original, but all of which shall constitute the same Amending Agreement.

22.

If any part, term or provision of this Amending Agreement is held by a court of competent jurisdiction to be illegal or in conflict with any law of the United States or any state, the validity of the remaining portions or provisions shall not be affected, and the rights and obligations of the parties shall be construed and enforced as if the Amending Agreement did not contain the particular part, term or provision held to be invalid.

23.	Time is of the essence in the performance of all obligations of the parties under this Amending Agreement.

[Signatures on following pages]

The parties have executed this Agreement effective as of the 26th day of November, 2010.

}	1988 STABB LIVING TRUST

	Per:	/s/ Edward D. Stabb
Name: Edward D. Stabb
Title: Trustee

	Per:	/s/ JoAnn C. Stabb
Name: JoAnn C. Stabb
Title: Trustee
I/We have the authority to bind the corporation

}	NGP (CRUMP I)

Per:
Name:
Title:
I/We have the authority to bind the corporation

12

The parties have executed this Agreement effective as of the 29th day of November, 2010.

}	1988 STABB LIVING TRUST

Per:
Name: Edward D. Stabb
Title: Trustee

Per:
Name: JoAnn C. Stabb
Title: Trustee
I/We have the authority to bind the corporation

}	NGP (CRUMP I)

	Per:	/s/ Brian Fairbank
Name:
Title:
I/We have the authority to bind the corporation